EXHIBIT 21
Subsidiaries of the Registrant

TXCO Resources Inc.

Name of Subsidiary	State of Organization

TXCO Energy Corp.	Texas
PPL Operating, Inc.	Texas
Maverick Gas Marketing, Ltd.	Texas
Maverick Dimmit Pipeline, Ltd.	Texas
Eagle Pass Well Service, L.L.C.	Texas
TXCO Drilling Corp.	Texas
Texas Tar Sands, Inc.	Texas
Output Acquisition Corp.	Texas
OPEX Energy, LLC	Texas